ENERFLEX LTD. ANNOUNCES THIRD QUARTER 2026 FINANCIAL AND OPERATIONAL RESULTS AND INCREASED DIVIDEND

ADJUSTED EBITDA OF $129 MILLION, FREE CASH FLOW OF $102 MILLION AND RETURN ON CAPITAL EMPLOYED OF 15.8%

RECORD ES BOOKINGS AND BACKLOG OF $1.0 BILLION AND $2.1 BILLION, RESPECTIVELY

QUARTERLY DIVIDEND INCREASED BY ~17% TO US$0.035 PER SHARE; SUPPORTS DIRECT SHAREHOLDER RETURNS

NEWS RELEASE

CALGARY, Alberta, October 29, 2026 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today reported its financial and operational results for the three and nine months ended September 30, 2026.

All amounts presented are in U.S. Dollars unless otherwise stated.

MANAGEMENT COMMENTARY

Paul Mahoney, Enerflex's President and Chief Executive Officer stated: “Enerflex delivered a solid third quarter, highlighted by healthy cash generation, record bookings and backlog, notable commercial wins for behind-the-meter natural gas-fired power generation, and continued progress towards the strategic objectives highlighted during our May investor update. We are very pleased with the progress to date and adoption of operational and efficiency initiatives across our integrated company.

Enerflex’s focus is on competing intentionally in the markets where we can win and improving relentlessly through operational excellence. We remain confident in our ability to improve profitability, cash conversion, and returns through operational excellence, grow revenue ahead of our underlying markets, and deliver disciplined value adding growth for our shareholders. The momentum we are seeing in behind-the-meter natural gas-fired power generation, combined with investments to expand our Engineered Systems capacity and capabilities, reinforces our confidence in achieving our value creation objectives.

Behind-the-meter natural gas-fired power generation is becoming an increasingly important growth platform for Enerflex and complements the strength we continue to see in Enerflex’s core natural gas markets. Including awards secured in early Q4, our backlog of behind-the-meter natural gas-fired power generation now exceeds 1.75 gigawatts. We are uniquely positioned to support customers throughout the lifecycle of these assets, from design, engineering, manufacturing and assembly through commissioning, after-market services, operations, maintenance, and digital optimization enabled by ReliaCore™.”

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, added: “Strong cash generation during the third quarter strengthened Enerflex’s financial position and provides significant flexibility as we continue to progress towards our strategic objectives. During the quarter, we completed the divestiture of the majority of our Asia Pacific operations, further sharpening our focus on core operating regions. Reflecting confidence in our business and outlook, the Board has approved an increase of approximately 17% to Enerflex’s quarterly dividend, aligning with our objective of providing meaningful direct shareholder returns. We remain focused on maintaining balance sheet strength and disciplined capital allocation, including investing in organic growth and evaluating selective value-enhancing tuck-in acquisition opportunities.”

Q2/26 Earnings News Release

SUMMARY RESULTS

	Three months ended September 30,			Nine months ended September 30,
($ millions, except per share amounts, percentages and ratios)	2026		2025	2026		2025
Revenue	$623		$777	$1,789		$1,944
Gross margin ("GM")	142		172	426		439
GM as a percentage of revenue ("GM %")	22.8%		22.1%	23.8%		22.6%
Selling, general and administrative expenses (“SG&A”)	64		71	224		189
Operating income	77		102	203		249
EBITDA[1]	117		122	321		361
EBIT[1]	79		82	209		240
Net earnings	55		37	128		121
Earnings per share - basic	0.45		0.30	1.05		0.98
Long-term debt	539		648	539		648
Net debt[2]	312		584	312		584
Cash provided by operating activities	147		74	268		166

Key Financial Performance Indicators (“KPIs”)
ES backlog[3]	$2,136		$1,071	$2,136		$1,071
ES bookings[3]	1,024		339	1,995		909
EI contract backlog[4]	1,182		1,370	1,182		1,370
GM before depreciation and amortization (“GM before D&A”)[5]	176		206	528		542
GM before D&A as a percentage of revenue ("GM before D&A %")[5]	28.3%		26.5%	29.5%		27.9%
Adjusted EBITDA[6]	129		145	394		388
Free cash flow[7]	102		43	149		89
Bank-adjusted net debt to EBITDA ratio[7,8]	0.6	x	1.2x	0.6	x	1.2x
Return on capital employed (“ROCE”)[7,8]	15.8%		16.9%	15.8%		16.9%

1 EBITDA is defined as earnings before net finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before net finance costs and income taxes.

2 Net debt is defined as total long-term debt less cash and cash equivalents, as presented in the Financial Statements.

3 Refer to the “ES Backlog and Bookings” section of the MD&A for further details.

4 Refer to the “EI Contract Backlog” section of the MD&A for further details.

5 Refer to the “Gross Margin before D&A by Product Line and Recurring Gross Margin before D&A” section of the MD&A for further details.

6 Refer to the “Adjusted EBITDA” section of the MD&A for further details.

7 Refer to the “Non-IFRS Measures” section of the MD&A for further details.

8Determined by using the trailing 12-month period.

Enerflex’s consolidated financial statements and notes (the “Financial Statements”) and Management’s Discussion and Analysis (“MD&A”) as at September 30, 2026, can be accessed on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Q3/26 FINANCIAL OVERVIEW

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

•
Generated revenue of $623 million compared to $777 million in Q3/25 and $582 million in Q2/26. The decrease in revenue year-over-year was primarily attributable to the revenue recognized on the commencement of the Block 60 Bisat C Expansion Facility (“Bisat C Expansion”) in the Eastern Hemisphere (“EH”) in Q3/25, as well as the achievement of certain Engineered Systems (“ES”) project milestones in the prior-year period
•
Recorded gross margin before depreciation and amortization of $176 million, or 28% of revenue, compared to $206 million, or 27% of revenue in Q3/25 and $173 million, or 30% of revenue during Q2/26. Compared to the second quarter, margins reflected a shift in revenue mix and project sequencing, with ES revenue improving sequentially, and margins consistent with the historical average for the ES product line
o
Energy Infrastructure (“EI”) and After Market Services (“AMS”) product lines generated 68% of consolidated gross margin before depreciation and amortization during Q3/26
o
ES gross margin before depreciation and amortization was 17% in Q3/26, compared to 17% in Q3/25 and 18% in Q2/26
•
SG&A was $64 million for the three months ended September 30, 2026, down $7 million from Q3/25 primarily due to lower share-based compensation. Core SG&A(1) increased to $58 million from $53 million in Q3/25, reflecting costs to support growth and operational optimization in the business

•
Adjusted earnings before finance costs, income taxes, depreciation, and amortization (“adjusted EBITDA”) of $129 million compared to $145 million in Q3/25 and $128 million in Q2/26. Compared to the prior year, results reflect the timing of project milestones and a higher level of operational activity in ES during the prior-year period.
•
Cash provided by operating activities before changes in working capital (“FFO”) of $96 million in Q3/26 compared to $115 million in Q3/25 and $87 million in Q2/26. Prior year FFO benefited from the recognition of the Bisat C expansion partially offset by higher finance and income tax expense, while the sequential increase benefitted from higher net income
•
Cash provided by operating activities (“CFO”) was $147 million, which included net working capital recovery of $51 million. This compares to cash provided by operating activities of $74 million in Q3/25 and cash provided by operating activities of $89 million in Q2/26
•
Free cash flow (“FCF”) increased to $102 million in Q3/26 compared to $43 million during Q3/25 and $32 million during Q2/26. The increase in FCF compared to prior year and prior period reflected higher CFO, including net working capital recovery of $51 million, being partially offset by higher capital spending
•
Return on capital employed (“ROCE”)² was 15.8% in Q3/26, compared to 16.9% in Q3/25 and 15.4% in Q2/26. The sequential increase benefitted from lower average capital employed, predominantly due to a reduction in net debt. Compared to Q3/25, ROCE reflects lower trailing 12-month EBIT as the prior period benefitted from the upfront gain related to the Bisat C Expansion as well as lower share-based compensation
•
Net earnings of $55 million or $0.45 per share in Q3/26 compared to $37 million or $0.30 per share in Q3/25 and $30 million or $0.25 per share in Q2/26. Compared to Q3/25, profitability benefited from the gain on the Asia Pacific disposition, lower net finance costs and tax expense, and a lower unrealized loss related to the redemption options of the Company's senior secured notes, partially offset by the prior-year recognition of the Bisat C Expansion
•
Invested $42 million in the business, comprised of $26 million for growth, primarily allocated to expand the Company’s contract compression fleet in the U.S., and $16 million for maintenance and PP&E

STRATEGIC AND OPERATIONAL HIGHLIGHTS

•
Record ES backlog of $2.1 billion as at September 30, 2026 provides strong visibility into future revenue generation and business activity levels. Bookings of $1.0 billion during Q3/26 compared to $339 million in Q3/25, $488 million in Q2/26 and a trailing eight quarter average of $448 million. Bookings include a behind-the-meter (“BTM”) natural

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

gas-fired power generation award of approximately 450 megawatts, as well as continued strength across compression and processing applications, reflecting broad-based demand across Enerflex's core markets
•
ES book-to-bill ratio (calculated as bookings divided by revenue) was 3.0x during Q3/26 and 1.3x on a trailing eight-quarter average
•
Subsequent to quarter-end, Enerflex secured an award to supply over 1.0 gigawatt of low emission BTM natural gas-fired power generation for a North American data center development. Combined with additional project awards, Enerflex’s backlog of BTM natural gas-fired power generation now exceeds 1.75 gigawatts, with deliveries extending through 2028.
•
Enerflex’s U.S. contract compression business continues to perform well, led by increasing natural gas production in the Permian. Utilization remained consistent at 94% during Q3/26, with Enerflex’s fleet size increasing to 521,000 horsepower as at September 30, 2026. Enerflex continues to target customer supported contract compression fleet growth of 10% to 15% during 2026. Enerflex also continues to secure long-lead time components to support further growth into 2030
•
On September 30, 2026, Enerflex completed the previously announced divestiture of the majority of its operations in the Asia Pacific (“APAC”) region to INNIO Group for cash consideration of $62 million. The divested business was primarily focused on the Company's After-Market Services (“AMS”) product line. The transaction supports Enerflex's disciplined portfolio management strategy and further focuses the Company on its core operating regions
•
Enerflex commercially launched its Reliacore™ digital platform during the quarter, including the integration of more than 900 assets, connecting equipment data with subject-matter experts to support lifecycle services management, and expanding the platform’s geographic reach to support assets in Argentina and Mexico. Several pilot installations were added across gas-production and gas-to-power conversion applications and the team implemented an intelligent callout system to improve customer support by optimizing resource deployment based on real-time asset health, technician availability, proximity, and technical expertise, thereby improving service efficiency and operational effectiveness.
•
To support the execution of the Company’s BTM natural gas-fired power generation backlog and expected growth across Enerflex’s core markets, the Company is investing in expanding the capacity and capabilities of its ES business line. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex’s ES business line

SHAREHOLDER RETURNS

•
Enerflex’s Board of Directors has elected to declare the Company’s quarterly dividend in U.S. Dollars and approved an increase of approximately 17% to $0.035 per common share, effective with the dividend payable in November 2026. The increase reflects confidence in Enerflex’s business, strong financial position and long-term growth outlook, supported by record ES backlog and the highly contracted EI product line. The dividend increase is aligned with the Company’s commitment to disciplined capital allocation and providing meaningful direct shareholder returns

BALANCE SHEET AND LIQUIDITY

• Enerflex exited Q3/26 with net debt of $312 million, which included $227 million of cash and cash equivalents. The increase in cash reflects proceeds of $62 million from the APAC divestiture on September 30th, as well as strong free cash flow generation, including collections and customer deposits at the end of the quarter. Net debt was reduced by $272 million compared to Q3/25. Enerflex’s bank-adjusted net debt-to-EBITDA ratio was approximately 0.6x at the end of Q3/26, down from 1.2x at the end of Q3/25 and 0.8x at the end of Q2/26

OUTLOOK

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

Enerflex's strategic priorities include:

(1)
driving productivity improvements across the Company’s global operations through operational excellence;
(2)
focusing on the highest-value growth opportunities and markets where the Company can win, including advancing opportunities in distributed power generation alongside its core natural gas infrastructure markets; and
(3)
allocating capital to drive long-term value creation through disciplined growth, maximizing free cash flow, and providing direct shareholder returns.

We continue to see favorable multi-year fundamentals across our core markets, supported by increasing natural gas production and growing demand for reliable power and energy infrastructure. Operating results are expected to remain underpinned by the highly contracted EI product line and recurring nature of AMS, which generated 67% of consolidated gross margin before depreciation and amortization during the first three quarters of 2026.

Performance for Enerflex's ES product line continues to benefit from healthy demand across compression, processing, and power generation applications. ES backlog increased to a record level during the third quarter, providing strong visibility into future revenue generation and business activity levels into 2028. Enerflex continues to experience growing demand for BTM power generation solutions, particularly related to data center development, and is leveraging its integrated design, engineering, manufacturing, project execution, commissioning, after-market services, operations, maintenance, and digital capabilities to capitalize on these opportunities. Including awards secured in early Q4, our backlog of BTM natural gas-fired power generation now exceeds 1.75 gigawatts.

In addition to the initial equipment scope, these projects provide opportunities for future commissioning, installation, operations, maintenance, and digital service offerings through Enerflex’s ReliaCoreTM Asset Performance Management ecosystem, aligning with Enerflex’s commercial initiatives to support the full lifecycle requirements of BTM power generation development.

Capital Allocation

Enerflex is refining its organic capital expenditure guidance for 2026. The Company continues to target spending of $185 million to $195 million during 2026, which includes: (1) organic growth capital expenditures of approximately $100 million (unchanged from prior guidance); (2) maintenance capital expenditures of approximately $55 million (prior guidance of $70 million to $80 million); and (3) PP&E and infrastructure investments of $30 million to $40 million to support the Company's ES business line and activity in adjacent markets, including electric power generation (prior guidance of approximately $15 million).

Organic growth capital spending will continue to focus on customer-supported opportunities and is primarily allocated to expand the Company's contract compression fleet in the U.S. We continue to target customer-supported fleet growth of 10% to 15% during 2026 and are also securing long-lead time components to support fleet growth into 2030.

The reduction in forecasted maintenance capital reflects efficiencies as well as a shift of some spending into 2027.

As previously announced, Enerflex has authorized investments in its ES facilities and capabilities, including $30 million to $40 million included in Enerflex’s 2026 capital expenditure guidance and approximately $85 million expected to be incurred during 2027. These investments, combined with on-going initiatives to enhance collaboration, leverage scale, improve operational efficiency, and solidify capabilities, are expected to significantly increase revenue capacity of Enerflex’s ES business line.

Enerflex continues to evaluate selective, disciplined tuck-in acquisition opportunities. Inorganic growth will remain focused on enhancing capabilities and accelerating scale in the Company's core North American markets. All opportunities will be balanced with Enerflex's focus on maintaining a strong financial position and providing direct shareholder returns.

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

DIVIDEND DECLARATION

Enerflex is committed to paying a sustainable quarterly cash dividend to shareholders. The Board of Directors has elected to declare the Company’s quarterly dividend in U.S. Dollars and declared a quarterly dividend of $0.035 per share, payable on November 25, 2026 to shareholders of record on November 12, 2026.

CONFERENCE CALL AND WEBCAST DETAILS

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, October 29, 2026 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register-conf.media-server.com/register/BIc017268162ca46e3bdf6f40bb35765ce. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/u9hjajn4/.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt-to-EBITDA ratio, ES backlog and bookings, EI contract backlog, free cash flow, GM before depreciation and amortization, and bank-adjusted net debt-to-EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. For information which is incorporated by reference into this news release, refer to “Non-IFRS Measures” in Enerflex’s MD&A for the three and nine months ended September 30, 2026, which can be accessed on Enerflex’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Adjusted EBITDA

	Three months ended September 30, 2026
($ millions)	NAM	LATAM	EH	Total
Net earnings[1]				$55
Income taxes[1]				16
Net finance costs[1,2]				8
EBIT[3]	$61	$15	$6	$79
Depreciation and amortization	17	10	11	38
EBITDA	$78	$25	$17	$117
Restructuring and transaction costs	-	-	2	2
Gain on APAC disposition	-	-	(5)	(5)
Share-based compensation	(1)	1	2	2
Impact of finance leases
Principal payments received	-	-	10	10
Unrealized loss on redemption options[3]				3
Adjusted EBITDA	$77	$26	$26	$129

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $3 million unrealized loss on redemption options associated with the USD denominated senior unsecured notes (the "2031 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended September 30, 2025
($ millions)	NAM	LATAM	EH	Total
Net earnings [1]				$37
Income taxes[1]				25
Net finance costs[1,2]				20
EBIT[3]	$57	$11	$30	$82
Depreciation and amortization	17	10	13	40
EBITDA	$74	$21	$43	$122
Share-based compensation	7	2	2	11
Impact of finance leases
Upfront gain	-	-	(14)	(14)
Principal payments received	-	-	10	10
Unrealized loss on redemption options[3]				16
Adjusted EBITDA	$81	$23	$41	$145

1The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.

2Net finance costs are considered corporate expenditure and have therefore not been allocated to reporting segments.

3EBIT includes $16 million unrealized loss on redemption options associated with the 9.0% senior secured notes (the "2027 Notes"). Debt is managed within Corporate and is not allocated to reporting segments.

FREE CASH FLOW

The Company defines free cash flow as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for EI assets - operating leases and PP&E, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets - operating leases are added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow is also used in calculating the dividend payout ratio.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2026	2025	2026	2025
Funds from operations ("FFO")[1]	$96	$115	$278	$266
Net change in working capital and other	51	(41)	(10)	(100)
Cash provided by operating activities ("CFO")[2]	$147	$74	$268	$166
Less:
CAPEX - Maintenance and PP&E	(16)	(18)	(43)	(37)
CAPEX - Growth	(26)	(15)	(68)	(44)
Lease payments	(5)	(5)	(17)	(16)
Add:
Proceeds on disposals of PP&E and EI assets - operating leases	2	7	9	20
Free cash flow	$102	$43	$149	$89

1Enerflex also refers to cash provided by operating activities before net change in working capital and other as “Funds from Operations” or “FFO”.

2Enerflex also refers to cash provided by (used in) operating activities as “Cash flow from Operations” or “CFO”.

BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO

Enerflex defines bank-adjusted net debt to EBITDA as borrowings under the RCF and senior notes less cash and cash equivalents, divided by EBITDA for the trailing 12-months, as defined by the Company’s lenders. In assessing the Company's compliance with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

bank-adjusted net debt to EBITDA ratio. These adjustments, and Enerflex's bank-adjusted net debt to EBITDA ratio, are calculated in accordance with, and derived from, the Company's financing agreements.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “anticipate”, “believe”, “could”, “expect”, “future”, “may”, “potential”, “should”, “will” and similar expressions, (including negatives thereof) are intended to identify FLI.

In particular, this news release includes (without limitation) FLI pertaining to:

•
the Company’s backlog and the project awards that make up the backlog;
•
the ES backlog and expectations as to future revenue generation and business activity levels;
•
the Company’s backlog of BTM natural gas-fired power generation and the ability for the Company to execute on the projects and complete deliveries extending through 2028;
•
the Company continuing to target customer supported contract compression fleet growth of 10% to 15% during 2026;
•
Enerflex’s ability to secure long-lead time components to support further growth into 2030, and the timing associated therewith, if at all;

• expected growth across Enerflex’s core markets;

• expectations pertaining to increases in revenue capacity of Enerflex’s ES business and the timing associated therewith, if at all;

• Enerflex’s ability to capitalize on growing demand for BTM power generation solutions, particularly related to data center development, and the timing associated therewith, if at all;

• disclosures under the heading “Outlook” including:

o
favorable multi-year fundamentals across Enerflex’s core markets, supported by increasing natural gas production and growing demand for reliable power and energy infrastructure;
o
operating results will continue to be underpinned by the highly contracted EI product line and recurring nature of AMS;
o
the Company’s ES backlog providing strong visibility into future revenue generation and business activity levels extending into 2028;
o
Enerflex’s ability to capitalize on growing demand for BTM power generation solutions, both in the initial equipment scope and in future commissioning, installation, operations, maintenance, and digital service offerings through Enerflex’s ReliaCore™ Asset Performance Management ecosystem, and the timing associated therewith, if at all;
o
expectations in respect of organic capital expenditure during 2026 of $185 million to $195 million, including (1) organic growth capital expenditures of approximately $100 million; (2) maintenance capital expenditures of approximately $55 million; and (3) PP&E and infrastructure investments of $30 million to $40 million;
o
targeted customer-supported fleet growth of 10% to 15% during 2026;
o
the shift of some forecasted maintenance capital expenditures from 2026 into 2027;
o
expectations that approximately $85 million will be invested in Enerflex’s ES facilities and capabilities during 2027 and that those investments, combined with ongoing initiatives to enhance collaboration, leverage scale,

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

improve operational efficiency, and solidify capabilities, will significantly increase the revenue capacity of Enerflex’s ES business line, and the timing associated therewith, if at all; and
o
the ability for Enerflex to identify and successfully execute selective, disciplined tuck-in acquisitions and the timing associated therewith, if at all;

•
the ability of Enerflex to continue to pay a sustainable quarterly cash dividend; and
•
the availability of free cash generated and that such cash may be used to fund non-operating activities including dividend payments, share repurchases, and other non-mandatory debt repayments, if any.

FLI reflect Management's current beliefs and assumptions with respect to such things as the impact of general economic conditions; commodity prices; the markets in which Enerflex's products and services are used; general industry conditions, forecasts, and trends; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; availability of qualified personnel; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. More specifically, Enerflex’s expectations in respect of its FLI are based on a number of assumptions, estimates and projections developed based on past experience and anticipated trends, including but not limited to:

•
expectations that acquisition opportunities will be available to the Company, the Company can evaluate and execute on such opportunities, and that adequate financial capacity and liquidity will remain available, all required regulatory, contractual and third-party approvals will be received, received in a timely manner, and on conditions acceptable to the Company, if any, and any acquisitions can be successfully integrated;
•
the ability of the Company to proactively manage the ES business line in response to near-term risks and uncertainties, including tariffs and commodity price volatility;
•
natural gas and associated liquids and produced water volumes across Enerflex’s global footprint will increase in line with expectations;
•
market conditions, customer activity, and industry fundamentals will support stable demand across Enerflex’s product lines and geographic regions throughout 2026;
•
the high level of contractual commitments within the EI product line and the predictable, recurring revenue from AMS will continue;
•
existing and strong commercial relationships with customers will continue;
•
existing customer contracts within the EI product line will remain in effect and with no material cancellations or renegotiations over their remaining terms;
•
risks related to lawsuits, arbitrations or other legal proceedings;
•
the execution of projects within the ES product line will proceed as scheduled, supported by the timely availability of required equipment, long-lead components, manufacturing capacity, and third-party supply chain support, and the conversion to revenue will proceed without significant delays or cancellations;
•
the Company’s backlog providing strong visibility into future revenue generation and business activity levels;

• no significant unforeseen cost overruns or project delays;

• the fulfillment by our customers of the terms of their contracts;

• the Company will successfully execute operational excellence initiatives and realize anticipated productivity improvements across its global operations;

• Enerflex will maintain sufficient cash flow, profitability, and financial flexibility to support the ongoing payment of a sustainable quarterly cash dividend, subject to market conditions, operational performance, and board approval;

• Enerflex will maintain sufficient financial flexibility to execute on its capital allocation priorities; and

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

• other factors, many of which are beyond the control of Enerflex.

As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, the FLI. The principal risks, uncertainties and other factors affecting Enerflex and its business are identified under the heading "Risk Factors"in: (i) Enerflex's Annual Information Form for the year ended December 31, 2025, dated February 25, 2026; (ii) the Company’s MD&A as at September 30, 2026; and (iii) in other filings with Canadian securities regulators and the SEC, copies of which are available under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively. Other unpredictable or unknown factors not discussed in this news release could have material adverse effects on the actual results, performance, or achievements of Enerflex expressed in, or implied by, the FLI.

The FLI included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management's assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company's historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management's best estimates and judgments, and represents the Company's expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer-focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,500 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

Q3/26 Earnings News Release
1)
Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses
2)
ROCE is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders’ equity less average cash for the trailing four quarters.